Exhibit 99.1

NEWS RELEASE

Date of Hearing of Application for Court Approval of Call-Net Arrangement moved to June 30, 2005 from July 7, 2005
Call-Net files Notice of Amendment to May 25, 2005 management proxy circular

Toronto, ON, June 8, 2005 - Call-Net Enterprises Inc. (Call-Net) announced today that it has filed with Canadian securities regulators a notice of amendment to its management proxy circular dated May 25, 2005 (the Circular) relating to its special meeting of shareholders to be held on June 29, 2005. The Circular seeks approval of Call-Net’s shareholders for a plan of arrangement pursuant to which Rogers Communications Inc. (RCI) will acquire all of the outstanding common shares and class B non-voting shares of Call-Net. Under the arrangement, Call-Net shareholders will receive one class B non-voting share of RCI for every 4.25 Call-Net shares they hold.

Certain sections of the Circular have been amended to reflect a change to the return date for the final hearing, at which time Call-Net will be seeking approval from the Ontario Superior Court of Justice of the proposed arrangement pursuant to section 192 of the Canada Business Corporations Act. In particular, the Notice of Application, which was attached as Appendix C to the Circular, has been amended by Order of the Ontario Superior Court of Justice dated June 8, 2005, to change the return date for the hearing of Application to 10:00 a.m. (Eastern Time) on June 30, 2005 from 10:00 a.m. (Eastern Time) on July 7, 2005. The hearing will take place at the Ontario Superior Court of Justice, 393 University Avenue, Toronto Ontario.

The amendment does not result in any changes to the terms of the transaction. A copy of the notice of amendment can be found at www.sedar.com. Call-Net will also be mailing to shareholders of record on May 17, 2005 the notice of amendment to the circular.

The special meeting of shareholders has not been changed, and will still be held on June 29, 2005 at Hilton Toronto (Toronto III Room), 145 Richmond Street West, Toronto, Ontario at 11:00 a.m. (Eastern Time) and the record date for voting will remain May 17, 2005, as previously announced. Any Call-Net shareholder who has already deposited a valid proxy or provided voting instructions to his or her broker or other intermediary for use at the special meeting and who does not wish to change his or her proxy need not take any further action.

About Call-Net Enterprises Inc.
Call-Net Enterprises Inc., (TSX: FON, FON.NV.B) primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 151 co-locations in five major urban areas including 33 municipalities and maintains network facilities in the United States and the United Kingdom. For more information, visit www.callnet.ca and www.sprint.ca.

Note for Investors:
This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information:

Media Contact:
Karen O'Leary
Corporate Communications
416-718-6445
karen.oleary@sprint-canada.com